Exhibit 12(b)
PPL ENERGY SUPPLY, LLC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	3 Months
	Ended
	March 31,	Years Ended December 31,
	2013	2012	2011	2010	2009	2008
Earnings, as defined:
Income (Loss) from Continuing Operations Before
Income Taxes	$(73)	$738	$1,212	$881	$(13)	$671
Adjustments to reflect earnings from equity method
investments on a cash basis			1	7	1
	(73)	738	1,213	888	(12)	671

Total fixed charges as below	61	238	259	426	364	390
Less:
Capitalized interest	10	47	47	33	44	57
Interest expense and fixed charges related to
discontinued operations			3	147	102	157
Total fixed charges included in Income (Loss) from
Continuing Operations Before Income Taxes	51	191	209	246	218	176

Total earnings	$(22)	$929	$1,422	$1,134	$206	$847

Fixed charges, as defined:
Interest charges (a)	$57	$214	$223	$387	$321	$374
Estimated interest component of operating rentals	4	24	36	38	42	15
Fixed charges of majority-owned share of 50% or
less-owned persons				1	1	1

Total fixed charges (b)	$61	$238	$259	$426	$364	$390

Ratio of earnings to fixed charges (c)	(0.4)	3.9	5.5	2.7	0.6	2.2

(a)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.
(b)	Interest on unrecognized tax benefits is not included in fixed charges.
(c)
The amount of the deficiency, or the amount of fixed charges in excess of earnings, was approximately $83 million for the three months ended March 31, 2013.

In January 2011, PPL Energy Supply distributed its 100% membership interest in PPL Global to PPL Energy Supply's parent, PPL Energy Funding.  As a result, PPL Global's operating results were reclassified as Discontinued Operations.  Upon reflecting this reclassification, earnings were less than fixed charges for 2009.  See Note 9 in PPL Energy Supply's 2011 Form 10-K for additional information.  The total amount of fixed charges for this period was approximately $364 million and the total amount of earnings was approximately $206 million.  The amount of the deficiency, or the amount of fixed charges in excess of earnings, was approximately $158 million.

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